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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 MAXSERV, INC.
                             (NAME OF THE ISSUER)

                            SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.
                    (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                            MICHAEL D. LEVIN, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                (847) 286-2500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                ---------------

                                   COPY TO:
                            MARK D. GERSTEIN, ESQ.
                               LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            233 SOUTH WACKER DRIVE
                            CHICAGO, IL 60606-6401
                                (312) 876-7700

This statement is filed in connection with (check the appropriate box):
[_](a)The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[_](b)The filing of a registration statement under the Securities Act of 1933.
[X](c)A tender offer.
[_](d)None of the above.
  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

                          CALCULATION OF FILING FEE:
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
              Transaction Valuation*                    Amount of Filing Fee**
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
     $35,998,711                                                $7,200
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
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*  For purposes of calculating the fee only. The amount assumes the purchase of 5,142,673 shares of Common Stock, par value $.01 per share, of Wimbledon at $7.00 net in cash per share, which represents all outstanding shares at February 4, 1997 not owned by the persons filing this statement.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$7,200.00         Filing Parties: Sears, Roebuck and
                                                         Co. Max Acquisition
                                                         Delaware Inc.

Form or Registration No.:Schedule
14D-1                                    Date Filed:February 4, 1997

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

                                 INTRODUCTION

  This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relates to a tender offer by Max Acquisition Delaware Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Sears, Roebuck and Co., a New York corporation ("Parent"), to purchase any and all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MaxServ, Inc., a Delaware corporation (the "Company"), not currently owned by Purchaser or Parent, for a purchase price of $7.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) respectively to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser and Parent with the Securities and Exchange Commission on the date hereof. This
Schedule 13E-3 is being filed by Purchaser and Parent.

  The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

  The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the Company's capital structure and historical financial statements, directors and executive officers, was obtained from the Company's publicly available filings with the Securities and Exchange Commission. Neither Purchaser nor Parent takes any responsibility for the accuracy of such information.

                            CROSS-REFERENCE SHEET TO
                                 SCHEDULE 14D-1

                                                               LOCATION OF ITEM(S)
ITEM AND CAPTION OF SCHEDULE 13E-3                              IN SCHEDULE 14D-1
----------------------------------                             -------------------
 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
    (a)-(c)...................................................      1(a)-(c)
    (d)-(f) ..................................................          *
 2. IDENTITY AND BACKGROUND.
    (a)-(g)...................................................          2
 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
    (a).......................................................          3
    (b).......................................................          *
 4. TERMS OF THE TRANSACTION.
    (a)-(b)...................................................          *
 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
    (a)-(e)...................................................      5(a)-(e)
    (f).......................................................        5(g)
    (g).......................................................          *
 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
    (a).......................................................        4(a)
    (b) ......................................................          *
    (c) ......................................................        4(b)
    (d) ......................................................        4(c)
 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
    (a).......................................................          5
    (b)-(d) ..................................................          *
 8. FAIRNESS OF THE TRANSACTION.
    (a)-(f)...................................................          *
 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
    (a)-(c)...................................................          *
10. INTEREST IN SECURITIES OF THE ISSUER.
    (a)-(b)...................................................          6
11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO
    THE ISSUER'S SECURITIES...................................          7
12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
    WITH REGARD TO THE TRANSACTION.
    (a)-(c)...................................................          *
13. OTHER PROVISIONS OF THE TRANSACTION.
    (a)-(c)...................................................          *
14. FINANCIAL INFORMATION.
    (a).......................................................          9
    (b).......................................................          *
15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
    (a).......................................................          *
    (b) ......................................................          8
16. ADDITIONAL INFORMATION....................................        10(f)
                                                               separately included
17. MATERIAL TO BE FILED AS EXHIBITS..........................      herewith

--------
   * The item is not required by Schedule 14D-1 of the Securities Exchange Act of 1934, as amended.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a)-(c) The answers to Items 1(a)-(c) of the Schedule 14D-1 are incorporated herein by reference. Information concerning the approximate number of holders of record of the Shares is set forth in the section entitled "INTRODUCTION" of the Offer to Purchase and is incorporated herein by reference.

  (d) The information set forth in the sections entitled "THE TENDER OFFER-- Price Range of Shares; Dividends" and "THE TENDER OFFER--Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the section entitled "SPECIAL FACTORS-- Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(g) The answers to Item 2 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a)-(b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the sections entitled "INTRODUCTION," "THE TENDER OFFER--Terms of the Offer," "THE TENDER OFFER--Acceptance for Payment and Payment for Shares," "THE TENDER OFFER--Procedure for Tendering Shares," "THE TENDER OFFER--Withdrawal Rights," "THE TENDER OFFER--Certain Conditions of the Offer" and "THE TENDER OFFER--Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(g) The answers to Item 5 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The answer to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the sections entitled "THE TENDER OFFER-- Source and Amount of Funds" and "THE TENDER OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

  (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

  (b)-(d) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer," "SPECIAL FACTORS--Fairness of the Offer," "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" and "THE TENDER OFFER--Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Offer" and "SPECIAL FACTORS--Opinion of Merrill Lynch as Financial Advisor to Parent" of the Offer to Purchase and in Annex II to the Offer to Purchase is incorporated herein by reference.

  (c)-(e) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS-- Purpose and Structure of the Offer; Plans for the Company After the Offer," "SPECIAL FACTORS--Fairness of the Offer," "SPECIAL FACTORS--Opinion of Merrill Lynch as Financial Advisor to Parent" and "THE TENDER OFFER--Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Fairness of the Offer," "SPECIAL FACTORS--Opinion of Merrill Lynch as Financial Advisor to Parent" and "THE TENDER OFFER--Certain Information Concerning the Company" of the Offer to Purchase and in Annex II to the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a)-(b) The answer to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) Not applicable.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth in "SPECIAL FACTORS--Appraisal Rights" of the Offer to Purchase and in Annex III to the Offer to Purchase is incorporated herein by reference.

  (b)-(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in the section entitled "THE TENDER OFFER-- Certain Information Concerning the Company" of the Offer to Purchase incorporated herein by reference.

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

  (b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (a) Not applicable.

  (b)(1) Merrill Lynch Opinion (included as Annex II to the Offer to Purchase and incorporated herein by reference).

  (b)(2) Presentation of Merrill Lynch & Co. to the Board of Directors of Sears, Roebuck and Co., dated February 3, 1997.

  (c) Not applicable

  (d)(1) Offer to Purchase (previously filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(2) Letter of Transmittal (previously filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(3) Notice of Guaranteed Delivery (previously filed as exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(6) Guidelines for Ceritification of Taxpayer Identification Number on Substitute Form W-9 (previously filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(7) Text of Press Release issued by Parent, dated February 4, 1997 (previously filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(8) Summary Advertisement, dated February 4, 1997 (previously filed as exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

  (e) Appraisal Rights of Dissenting Stockholders Under Delaware Law (included as Annex III to the Offer to Purchase and incorporated herein by reference).

  (f) Not applicable.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: February 4, 1997                   Max Acquisition Delaware Inc.

                                            /s/ John T. Pigott
                                          By: _________________________________
                                            Name: John T. Pigott
                                            Title: Vice President and
                                            Treasurer

                                          Sears, Roebuck and Co.

                                            /s/ Michael D. Levin
                                          By: _________________________________
                                            Name: Michael D. Levin
                                            Title: Senior Vice President,
                                                General Counsel and Secretary

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER DESCRIPTION
 ------------------

  (a) Not applicable.

  (b)(1) Merrill Lynch Opinion (included as Annex II to the Offer to Purchase and incorporated herein by reference).

  (b)(2) Presentation of Merrill Lynch & Co. to the Board of Directors of Sears, Roebuck and Co., dated February 3, 1997.

  (c) Not applicable

  (d)(1) Offer to Purchase (previously filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(2) Letter of Transmittal (previously filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(3) Notice of Guaranteed Delivery (previously filed as exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(6) Guidelines for Ceritification of Taxpayer Identification Number on Substitute Form W-9 (previously filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(7) Text of Press Release issued by Parent, dated February 4, 1997 (previously filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(8) Summary Advertisement, dated February 4, 1997 (previously filed as exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

  (e)(1) Appraisal Rights of Dissenting Stockholders Under Delaware Law (included as Annex III to the Offer to Purchase and incorporated herein by reference).

  (f) Not applicable.